January 30, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex hereto are documents which are English language versions or summaries required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the information enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Robert G. DeLaMater of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004-2498, (telephone: 212-558-4000; facsimile: 212-558-3588).

Very truly yours,

Nippon Steel Corporation

By Yoshihiro Hosokawa
Name: Yoshihiro Hosokawa
Title: Manager, General Administration Division

(Enclosure)

cc: Robert G. DeLaMater, Esq.
Yoichiro Taniguchi, Esq.
(Sullivan & Cromwell)

Annex

Tab A: Document Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1	Summary of Consolidated Financial and Operating Results for the Third Quarter of fiscal 2007(April 1, 2007 to December 31, 2007)	January 28, 2008
2	News Release that Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., and Kobe Steel, Ltd., Agreed on Additional Cross-Purchase of Shares Backed by Expanded and Enhanced Mutual Cooperation	December 19, 2007

Summary of Consolidated Financial and Operating Results for the Third Quarter of Fiscal 2007

January 28, 2008

Listed Company Name: Nippon Steel Corporation
Tokyo,Osaka,Nagoya,Fukuoka,Sapporo Stock Exchange

Code No.: 5401
URL http://www.nsc.co.jp

Representative: Akio Mimura, Representative Director and President

Contact: Hiroyuki Marukawa, General Manager, Public Relations Center
Tel: 81-3-3275-5014

1. Outline of Financial and Operating Results up to the Third Quarter of Fiscal 2007 (April 1, 2007 to December 31, 2007)

(1) Outline of Operating Results

	Sales		Operating profit		Ordinary profit		Net income	
	¥million	(%)	¥million	(%)	¥million	(%)	¥million	(%)
Third quarter of fiscal 2007	3, 506, 192	14. 3	408, 105	△4. 7	434, 669	△0. 7	263, 056	△0. 1
Third quarter of fiscal 2006	3, 066, 221	8. 9	428, 400	0. 9	437, 933	5. 1	263, 377	△2. 5
Fiscal 2006	4, 302, 145	—	580, 097	—	597, 640	—	351, 182	—

	Net income per share	Net income per share after dilution
	¥	¥
Third quarter of fiscal 2007	41. 73	39. 60
Third quarter of fiscal 2006	40. 60	40. 16
Fiscal 2006	54. 29	53. 19

(2) Outline of Financial Results

	Total assets	Net Assets	Ratio of shareholders' equity to total assets	Net Assets per share
	¥million	¥million	%	¥
Third quarter of fiscal 2007	5, 519, 504	2, 485, 416	35. 9	314. 98
Third quarter of fiscal 2006	5, 085, 577	2, 226, 383	34. 6	274. 55
Fiscal 2006	5, 344, 924	2, 369, 228	35. 4	295. 79

Notes
1) Amounts below ¥1 million are rounded down.
2) Percentages for sales, operating profits, ordinary profits and net income indicate changes over the corresponding term of the previous fiscal year.

2. Dividends

(Standard day)	Dividend per share		
	Interim	Year-end	Total
Fiscal 2006	¥ 4. 0	¥ 6. 0	¥ 10. 0
Fiscal 2007	5. 0		Undecided
Fiscal 2007(Forecast)		Undecided	

(Reference)
The full-year forecast for consolidated operating results in fiscal 2007 (April 1, 2007 to March 31, 2008) is slated for release, as usual, at the beginning of March 2008. No revisions have been made to the forecast released.

3. Others

1) Significant changes in scope of consolidation: No
2) Adoption of concise accounting method: Yes
3) Changes in accounting methods from most recent consolidated fiscal year: Yes

Notes: See attached page4 "Qualitative Information / Financial Statements" Others .

Qualitative Information / Financial Statements

Consolidated Operating Results

While it will be important to monitor closely the impact of the credit contraction in global financial markets sparked by the U.S. subprime loan problem, the global economy as a whole continues to expand as emerging countries, led by Brazil, Russia, India, and China (the BRICs), continue to report GDP growth and investment in the fields of energy and infrastructure remains active.

In the domestic steel market, production in the field of construction materials has been pared back because of the steep decline in construction activity since the amended building code took effect. Even so, demand continues to be robust, especially from the automotive, shipbuilding, machinery, and other manufacturing industries due to expanding demand overseas, and the overall supply/demand picture in Japan remains tight. In the overseas steel market, while the economic slowdown in the United States has exposed some weakness in real demand, there is solid demand expansion in other regions arising from economic growth, and Chinese steel exports have fallen off due to export restrictions the government has put into place. The overall trend is consequently firm, and buoyed by these conditions, domestic crude steel production volume in 2007 exceeded 120 million metric tons, reaching a new peak.

While supply/demand conditions are strong, cost increases have been greater than we anticipated as market prices for raw materials and fuels, especially steel scrap, ocean freight, and crude oil, have soared. While we are still striving to reduce costs as much as possible through in-house initiatives, we will continue to seek price increases from our customers by asking for their understanding in view of the higher market prices for raw materials and fuel.

The engineering and construction business, buttressed by an order backlog that approaches a record high, is working to improve its profitability through better earnings on projects as well as revenue expansion. Despite changes in the condominium business environment, the performance of the urban development business is trending in line with the Company plan. At the chemicals business, higher prices for naphtha have impacted chemical products, and fiercer competition among companies has impacted electronic materials, but sales of coal chemicals remain brisk, supported by firm and demand. As a result, the performance of the chemicals business as a whole is roughly even with the Company plan. At the new materials business, the adjustment phase in the electronics industry, a key market for this business, is dragging on longer than anticipated, and we are doing our utmost to improve earnings through cost reduction initiatives. The system solutions business is faring well, driven by business solutions, including projects for the financial industry.

As a result of the above, in the first quarter through the third quarter (April 1, 2007, to December 31, 2007) of the fiscal year ending March 31, 2008, consolidated net sales

came to ¥3,506.1 billion, consolidated operating profit to ¥408.1 billion, consolidated ordinary profit to ¥434.6 billion, and consolidated net income to ¥263.0 billion.

Consolidated Assets and Liabilities

Compared with the end of March 2007, consolidated total assets came to ¥5,519.5 billion at the end of December 2007, an increase of ¥174.5 billion. Net assets totaled ¥2,485.4 billion, boosting the ratio of shareholders' equity to total assets by 0.5 percentage point, to 35.9%. Outstanding interest-bearing debt amounted to ¥1,412.1 billion, a rise of ¥199.0 billion compared with the level at the end of March 2007.

Other

(1) Significant changes in scope of consolidation
There were no significant changes in scope of consolidation.

(2) Adoption of concise accounting method
A concise accounting method has been adopted in part for the standard applied to corporate taxes, allowances, and other items.

(3) Changes in accounting methods from most recent consolidated fiscal year
(a) Changes in accounting policies
Attendant with amendments to the corporate tax law, from the fiscal year ending March 31, 2008, we have booked depreciation expenses for tangible fixed assets purchased since April 1, 2007, using the depreciation method stipulated in the amended corporate tax law.

(b) Additional information
Attendant with amendments to the corporate tax law, from the fiscal year ending March 31, 2008, we have applied the straight-line depreciation method for a five-year period to the residual book value of tangible fixed assets acquired on or prior to March 31, 2007, that have already been fully depreciated down to the former maximum allowable amount.

Concomitant with the adoption of (a) and (b) above, compared with the prior depreciation method, the depreciation expense is ¥25,277 million higher, gross margin is ¥20,842 million lower, operating profit is ¥21,773 million lower, and ordinary profit and income before income taxes and minority interests are each ¥22,882 million lower.

Consolidated Balance Sheets (summarized)

Nippon Steel Corporation and Consolidated Subsidiaries

	Millions of yen	
ASSETS	**December 31, 2007**	March 31, 2007
Current assets :	**1,931,429**	1,850,188
Cash and bank deposits	**171,075**	280,117
Notes and accounts receivable-trade	**596,953**	597,155
Inventories	**943,952**	789,486
Other	**219,447**	183,429
Fixed assets :	**3,588,074**	3,494,736
Tangible fixed assets	**1,815,116**	1,779,089
Intangible fixed assets	**24,329**	30,586
Investments and others	**1,748,629**	1,685,060
Total assets	**5,519,504**	5,344,924

LIABILITIES	Millions of yen December 31, 2007	 March 31, 2007
Current liabilities :	**1,848,533**	1,809,053
Notes and accounts payable - trade	**577,264**	612,952
Short-term loans and long-term loans due within one year	**329,310**	338,825
Commercial paper	**320,000**	163,000
Bonds due within one year	**58,100**	43,050
Other	**563,857**	651,225
Long-term liabilities :	**1,185,554**	1,166,642
Bonds and notes	**213,481**	238,614
Long-term loans	**491,069**	429,473
Other	**481,003**	498,554
Total liabilities	**3,034,087**	2,975,695

NET ASSETS		
Shareholders' equity :	**1,554,830**	1,448,563
Common stock	**419,524**	419,524
Capital surplus	**114,335**	111,693
Retained earnings	**1,282,089**	1,087,908
Treasury stock, at cost	**(261,120)**	(170,563)
Valuation and transaction adjustments:	**427,186**	444,320
Unrealized gains on available-for-sale securities	**401,823**	438,056
Deferred hedge income (loss)	**770**	300
Unrealized gains on revaluation of land	**11,760**	9,922
Foreign currency translation adjustments	**12,832**	(3,958)
Minority interest in consolidated subsidiaries	**503,399**	476,344
Total net assets	**2,485,416**	2,369,228
Total liabilities and net assets	**5,519,504**	5,344,924

Consolidated Statements of Income (summarized)

Nippon Steel Corporation and Consolidated Subsidiaries

	Millions of yen	
	Third quarter of fiscal 2007	Third quarter of fiscal 2006
Net sales	**3,506,192**	3,066,221
Cost of sales	**2,859,153**	2,407,896
Gross margin	**647,039**	658,325
Selling, general and administrative expenses	**238,933**	229,924
Operating profit	**408,105**	428,400
Non-operating profit :		
Interest and dividend income	**19,150**	16,131
Equity in net income of unconsolidated subsidiaries and affiliates	**39,755**	25,509
Miscellaneous	**16,311**	13,683
	75,218	55,323
Non-operating loss :		
Interest expenses	**13,099**	12,272
Miscellaneous	**35,555**	33,518
	48,654	45,790
Ordinary profit	**434,669**	437,933
Special profit :		
Gain on sales of tangible fixed assets	**20,623**	13,523
Gain on sales of investments in securities	**-**	7,018
	20,623	20,542
Income before income taxes and minority interest	**455,293**	458,475
Income taxes - current and deferred	**171,202**	182,691
Minority interest in net income of consolidated subsidiaries	**21,033**	12,405
Net income	**263,056**	263,377

Consolidated Segment Information

Nippon Steel Corporation and Consolidated Subsidiaries

(Information of business segment)

Third quarter of fiscal 2007 (April 1, 2007 to December 31, 2007)

Millions of yen

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals	New materials	System solutions	Total	Elimination of intersegment transactions	Consolidated total
Sales	2,951,309	233,190	56,561	221,320	56,991	112,363	3,631,736	(125,543)	3,506,192
Operating costs and expenses	2,591,340	220,945	48,800	202,727	56,277	102,758	3,222,850	(124,763)	3,098,087
Operating profit	359,968	12,244	7,760	18,593	714	9,604	408,886	(780)	408,105

Third quarter of fiscal 2006 (April 1, 2006 to December 31, 2006)

Millions of yen

	Steelmaking and steel fabrication	Engineering and construction	Urban development	Chemicals	New materials	System solutions	Total	Elimination of intersegment transactions	Consolidated total
Sales	2,522,944	240,809	42,980	240,480	48,962	101,154	3,197,331	(131,109)	3,066,221
Operating costs and expenses	2,132,554	235,483	37,743	221,752	46,553	93,760	2,767,847	(130,026)	2,637,821
Operating profit	390,389	5,326	5,237	18,728	2,408	7,393	429,483	(1,082)	428,400

[Reference]

Recent Quarterly Operating Results

Fiscal 2007 (April 1, 2007 to March 31, 2008)

	1st quarter	2nd quarter	1st half	3rd quarter	Cumulative total of 9 months	Forecast for 2nd half of fiscal 2007 (data released on October 30, 2007)	Forecast for fiscal 2007 (data released on October 30, 2007)
	Apr.-June 2007	July-Sept. 2007	Apr.-Sept. 2007	Oct. 2007-Dec. 2006	Apr 2007-Dec. 2008	Oct. 2007-Mar. 2008	Apr. 2007-Mar. 2008
Sales	million 1,115,751	million 1,200,599	million 2,316,350	million 1,189,842	million 3,506,192	million 2,433,649	million 4,750,000
Steelmaking and steel fabrication	935,664	1,027,256	1,962,920	988,389	2,951,309	1,947,079	3,910,000
Engineering and construction	71,519	79,123	150,642	82,547	233,190	219,357	370,000
Urban development	16,355	15,103	31,458	25,103	56,561	68,541	100,000
Chemicals	80,227	69,252	149,479	71,840	221,320	130,520	280,000
New materials	16,929	19,102	36,031	20,960	56,991	33,968	70,000
System solutions	32,953	43,013	75,966	36,396	112,363	89,033	165,000
Elimination of intersegment transactions	(37,899)	(52,250)	(90,149)	(35,394)	(125,543)	(54,850)	(145,000)
Operating profit	129,464 [11.6%]	134,893 [11.2%]	264,457 [11.4%]	143,648 [12.1%]	408,105 [11.6%]	315,542 [13.0%]	580,000 [12.2%]
Steelmaking and steel fabrication	113,969 [12.2%]	121,021 [11.8%]	234,990 [12.0%]	124,978 [12.6%]	359,968 [12.2%]	280,009 [14.4%]	515,000 [13.2%]
Engineering and construction	3,715 [5.2%]	2,909 [3.7%]	6,624 [4.4%]	5,619 [6.8%]	12,244 [5.3%]	16,375 [7.5%]	23,000 [6.2%]
Urban development	3,298 [20.2%]	1,072 [7.1%]	4,370 [13.9%]	3,390 [13.5%]	7,760 [13.7%]	9,129 [13.3%]	13,500 [13.5%]
Chemicals	7,434 [9.3%]	5,668 [8.2%]	13,102 [8.8%]	5,490 [7.6%]	18,593 [8.4%]	6,897 [5.3%]	20,000 [7.1%]
New materials	20 [0.1%]	194 [1.0%]	214 [0.6%]	499 [2.4%]	714 [1.3%]	1,785 [5.3%]	2,000 [2.9%]
System solutions	2,890 [8.8%]	3,540 [8.2%]	6,430 [8.5%]	3,174 [8.7%]	9,604 [8.5%]	8,569 [9.6%]	15,000 [9.1%]
Elimination of intersegment transactions	(1,865)	589	(1,276)	494	(780)	(7,223)	(8,500)
Ordinary profit	148,691 [13.3%]	135,321 [11.3%]	284,012 [12.3%]	150,656 [12.7%]	434,669 [12.4%]	315,987 [13.0%]	600,000 [12.6%]
Net income	86,701 [7.8%]	89,708 [7.5%]	176,409 [7.6%]	86,647 [7.3%]	263,056 [7.5%]	188,590 [7.7%]	365,000 [7.7%]
Net income per share	¥ 13.70	¥ 14.25	¥ 27.96	¥ 13.77	¥ 41.73	¥ 30.01	¥ 57.97

[ ]: Return on sales
( ) in "Elimination of intersegment transactions" row indicate negative numbers

Fiscal 2006 (April 1, 2006 to March 31, 2007)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Fiscal 2006
	Apr.-June 2006	July-Sept. 2006	Apr.-Sept. 2006	Oct.-Dec. 2006	Jan.-Mar. 2007	Oct. 2006-Mar. 2007	Apr. 2006-Mar. 2007
Sales	million 942,788	million 1,040,642	million 1,983,431	million 1,082,790	million 1,235,923	million 2,318,713	million 4,302,145
Steelmaking and steel fabrication	776,579	841,844	1,618,423	904,520	959,433	1,863,954	3,482,377
Engineering and construction	71,800	87,576	159,376	81,432	127,159	208,591	367,968
Urban development	14,032	18,843	32,875	10,105	51,366	61,471	94,347
Chemicals	75,059	82,988	158,047	82,433	78,274	160,708	318,755
New materials	15,704	16,149	31,853	17,108	16,638	33,747	65,601
System solutions	30,832	39,273	70,105	31,048	55,351	86,400	156,505
Elimination of intersegment transactions	(41,220)	(46,031)	(87,251)	(43,857)	(52,301)	(96,159)	(183,410)
Operating profit	119,590 [12.7%]	146,777 [14.1%]	266,368 [13.4%]	162,032 [15.0%]	151,697 [12.3%]	313,729 [13.5%]	580,097 [13.5%]
Steelmaking and steel fabrication	109,582 [14.1%]	132,321 [15.7%]	241,903 [14.9%]	148,486 [16.4%]	124,172 [12.9%]	272,659 [14.6%]	514,562 [14.8%]
Engineering and construction	55 [0.1%]	1,184 [1.4%]	1,250 [0.8%]	4,075 [5.0%]	7,705 [6.1%]	11,780 [5.6%]	13,031 [3.5%]
Urban development	1,571 [11.2%]	2,742 [14.6%]	4,314 [13.1%]	922 [9.1%]	9,064 [17.6%]	9,987 [16.2%]	14,301 [15.2%]
Chemicals	4,190 [5.6%]	6,928 [8.3%]	11,119 [7.0%]	7,609 [9.2%]	4,917 [6.3%]	12,526 [7.8%]	23,645 [7.4%]
New materials	935 [6.0%]	905 [5.6%]	1,841 [5.8%]	566 [3.3%]	721 [4.3%]	1,287 [3.8%]	3,129 [4.8%]
System solutions	2,532 [8.2%]	2,604 [6.6%]	5,137 [7.3%]	2,256 [7.3%]	6,598 [11.9%]	8,855 [10.2%]	13,992 [8.9%]
Elimination of intersegment transactions	721	80	802	(1,885)	(1,481)	(3,366)	(2,564)
Ordinary profit	123,079 [13.1%]	145,828 [14.0%]	268,907 [13.6%]	169,025 [15.6%]	159,707 [12.9%]	328,733 [14.2%]	597,640 [13.9%]
Net income	74,748 [7.9%]	89,356 [8.6%]	164,105 [8.3%]	99,272 [9.2%]	87,804 [7.1%]	187,077 [8.1%]	351,182 [8.2%]
Net income per share	¥ 11.26	¥ 13.93	¥ 25.15	¥ 15.49	¥ 13.69	¥ 29.17	¥ 54.29

(Reference) Consolidated ordinary profit analysis
<Compared with the same period of the previous year>

Fiscal 2007 3rd Quarter	Fiscal 2006 3rd Quarter
150.6¥billion	169.0¥billion

−18.4¥billion

1)Substantial increase of ordinary profits, etc.	+12.0¥billion
2)Inventory evaluation in group company	−21.0¥billion
3)Tax system revisions of depreciation	−9.0¥billion

Nippon Steel Corporation
Code Number: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Contact: Hiroyuki Marukawa, General Manager, Public Relations Center-Tel: 81-3-3275-5014

Supplementary Information on the Financial Result for the Third Quater of Fiscal 2007

Japanese Steel Industry

1. Crude Steel Production

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	28.97	29.08	58.05	30.16	29.53	59.69	117.75
2007FY	29.89	29.91	59.80	30.87			

2. Inventory Volume

At the end of:		Inventory at manufacturers and distributors (million tons)	Inventory /shipment ratio (%)	Rolled sheets *1 (million tons)	H-flange beams *2 (million tons)
Mar.	2006	5.26	97.7	4.14	0.295
Apr.	2006	5.27	111.6	4.08	0.285
May	2006	5.41	115.0	4.13	0.280
June	2006	5.25	101.5	4.03	0.280
July	2006	5.31	104.0	4.04	0.278
Aug.	2006	5.41	112.8	4.17	0.273
Sep.	2006	5.35	101.0	4.05	0.269
Oct.	2006	5.35	98.0	3.98	0.260
Nov.	2006	5.21	97.6	3.81	0.257
Dec.	2006	5.37	106.3	3.89	0.257
Jan.	2007	5.54	109.2	4.06	0.267
Feb.	2007	5.37	105.8	3.98	0.270
Mar.	2007	5.37	95.7	4.03	0.277
Apr.	2007	5.43	106.8	4.07	0.271
May	2007	5.65	108.5	4.20	0.274
June	2007	5.43	101.2	4.07	0.270
July	2007	5.49	106.0	4.11	0.256
Aug.	2007	5.63	113.6	4.25	0.253
Sep.	2007	5.61	107.1	4.19	0.267
Oct.	2007	5.63	103.5	4.16	0.278
Nov.	2007	5.52	105.6	4.10	0.281

*1 Hot-rolled, cold-rolled and coated sheets

*2 Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation

Nippon Steel (Non-consolidated basis)

3. Pig Iron Production (Nippon Steel Corporation and Hokkai Iron & Coke Co., Ltd)

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	7.54	7.87	15.41	7.97	7.25	15.22	30.64
2007FY	7.67	7.96	15.63	8.09			

4. Crude Steel Production

(Consolidated basis)

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	8.45	8.71	17.16	8.94	8.43	17.37	34.52
2007FY	8.72	8.92	17.64	9.24			

(Non-consolidated basis)

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	7.70	8.01	15.71	8.16	7.73	15.89	31.60
2007FY	7.99	8.22	16.21	8.37			

5. Steel Products Shipment

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	7.59	7.83	15.42	7.96	8.13	16.09	31.51
2007FY	7.89	8.15	16.04	8.23			

6. Average Price of Steel Products

(thousands of yen / ton)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	71.6	75.2	73.4	76.3	77.9	77.1	75.3
2007FY	78.3	80.3	79.3	80.2			

7. Export Ratio of Steel Products (Value basis)

(%)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	32.2	32.4	32.3	31.4	33.3	32.4	32.3
2007FY	33.3	34.9	34.1	32.3			

8. Foreign Exchange Rate

(¥/US$)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	115	116	115	117	120	119	117
2007FY	120	119	119	113			

9. Unrealized Gains on Available-for-Sale Securities

(billion yen)

	3rd quarter of 2007FY	2006FY	difference
Consolidated	674.2(401.8)	734.8(438.0)	-60.7(-36.2)
Non-consolidated	622.5(371.0)	660.7(393.8)	-38.1(-22.7)
【Nikkei 225】	【15,308yen】	【17,288 yen】	【-1,980yen】

* Figures in parentheses were after adopting deferred tax accounting.

News Release

Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., and Kobe Steel, Ltd., Agreed on Additional Cross-Purchase of Shares Backed by Expanded and Enhanced Mutual Cooperation

December 19.2007

Nippon Steel Corporation
Sumitomo Metal Industries, Ltd.
Kobe Steel, Ltd.

I.Additional Cross-Purchase of Shares

Nippon Steel Corporation (principal place of business: Chiyoda-ku, Tokyo, President: Akio Mimura) ("Nippon Steel"), Sumitomo Metal Industries, Ltd. (principal place of business: Chuo-ku, Osaka, President: Hiroshi Tomono) ("Sumitomo Metals"), and Kobe Steel, Ltd. (principal place of business: Chuo-ku, Kobe, President: Yasuo Inubushi) ("Kobe Steel") reached agreement at the end of October this year to consider ways of further expanding and enhancing their cooperative ties and additional cross-purchase of shares. The three companies have proceeded with consideration of these courses of action and now reached the following agreement regarding the additional cross-purchase of shares. The companies share the view that increased cross-shareholdings will be effective in promoting smooth and steady implementation of strategic cooperative measures, such as the mutual use and sharing of core production facilities, and will assist the companies in pursuing the mutual benefits of these arrangements based on relationships of trust.

(1)Nippon Steel and Sumitomo Metals

Nippon Steel and Sumitomo Metals will each purchase the other's shares in the amount of around ¥100 billion.

・Nippon Steel will increase its ownership in all Sumitomo Metals shares from 5.01% (representing a voting right percentage of about 5.3%) at present to about 9.4% (representing a voting right percentage of about 9.9%).

・Sumitomo Metals will increase its ownership in all Nippon Steel shares from 1.81% (representing a voting right percentage of about 2.0%) at present to about 4.1% (representing a voting right percentage of about 4.5%).

(2)Nippon Steel and Kobe Steel

Nippon Steel and Kobe Steel will each purchase the other's shares in the amount of approximately ¥15 billion.

・Nippon Steel will increase its ownership in all Kobe Steel shares from 2.05% (representing a voting right percentage of about 2.2%) at present to about 3.4% (representing a voting right percentage of about 3.6%).

・Kobe Steel will increase its ownership in all Nippon Steel shares from 0.41% (representing a voting right percentage of about 0.4%) at present to about

0.8% (representing a voting right percentage of about 0.8%).

(3)Sumitomo Metals and Kobe Steel
Sumitomo Metals and Kobe Steel will each purchase the other's shares in the amount of approximately ¥15 billion.
・Sumitomo Metals will increase its ownership in all Kobe Steel shares from 2.05% (representing a voting right percentage of about 2.2%) at present to about 3.4% (representing a voting right percentage of about 3.6%).
・Kobe Steel will increase its ownership in all Sumitomo Metals shares from 1.71% (representing a voting right percentage of about 1.8%) at present to about 2.4% (representing a voting right percentage of about 2.5%).

Note: 1) The ownership and voting right percentages following the share purchases show above are the estimates based on averaged stock prices of the three companies for the past 30 days.
2)These additional share purchases are expected on stock exchanges by the end of March 2008.

II.Expansion and Enhancement of Cooperation
The three companies have already begun to consider ways of further expanding and enhancing mutual cooperation as agreed upon at the end of October this year. They will actively proceed with the joint consideration of these measures and move toward the implementation.

(1)Expansion of Joint Use by the Three Companies of Iron- and Steel-making Facilities at Sumitomo Metals' Wakayama Steelworks as a Source of High Grade Steel
Following the new No. 1 Blast Furnace at Wakayama Steelworks, which is now under construction and is slated to come on stream in June 2009 (renewal of the current No. 4 Blast Furnace), Sumitomo Metals has decided on basic policies for the construction of a new No. 2 Blast Furnace at its Wakayama Steelworks, with the aim of bringing the new furnace on stream in the latter half of the fiscal year ending March 31, 2013. This project involves renewal of the current No. 5 Blast Furnace and expansion of steel-making facilities, among other measures. Detailed consideration of the construction of the new No. 2 Blast Furnace and expansion of the joint use of iron- and steel-making facilities is now in progress. Based on the results of these considerations, the decisions will be made on the joint use of the high-grade steel capacity.

(2)Nippon Steel and Sumitomo Metals Examining Two-Way Cooperative Initiatives
(a)Nippon Steel and Sumitomo Metals are studying ways to secure capacity for high-grade sheet products, based on the measures outlined in (1) above.
(i)Sumitomo Metals to expand use of the hot-rolling capacity of the Nippon Steel Group
・Sumitomo Metals plans to draw on high-grade steel from its Wakayama Steelworks and expand the use of the hot-rolling capacity of the Nippon Steel Group. Detailed consideration of these plans is already in progress.
(ii)Studies are also under way toward expanded use of rolling capacity for sheet products at Sumitomo Metals' Wakayama Steelworks by the Nippon Steel Group.

(b)The two companies are also examining joint initiatives regarding effective use of facilities at Sumitomo Metals (Naoetsu), Ltd.
(i)The companies are studying such integrated approach as will combine the use of Nippon Steel's hot-rolling capacity with Sumitomo Metals (Naoetsu)'s downstream rolling facilities in processing nickel-based stainless steel slabs from Sumitomo Metals' Wakayama Steelworks. Sumitomo Metals (Naoetsu) will begin to consign hot-rolling operations to Nippon Steel's Yawata Steelworks in the first quarter of fiscal year 2009.
(ii)Detailed consideration is also under way regarding effective use of the rolling capacity of Sumitomo Metals (Naoetsu) by the Nippon Steel Group for titanium.

(3)Nippon Steel and Kobe Steel Examining Two-Way Collaborative Initiatives
(a)The two companies are studying measures related to the production and use of direct reduced iron as well as the recycling of dust generated by blast furnaces and basic oxygen furnaces.
・With the aim of securing alternatives to scrap steel as well as of reducing cost of dust disposal, consideration is being given to setting up new facilities for joint venture based on Kobe Steel's FASTMET process.
(b)The companies are also studying measures related to sintering technology as well as application technology for higher-quality pellets for blast furnaces as part of the technology exchange between the two companies' iron-making departments.
・It has been decided that Nippon Steel will introduce Kobe Steel's technology for higher-quality pellets and that Kobe Steel will apply Nippon Steel's technology for higher productivity in the sintering operations. These steps are expected to lead to more stable production and reductions in cost at an early date.

(4)Sumitomo Metals and Kobe Steel Examining Two-Way Cooperative Initiatives
(a)The two companies are studying an alliance between the high-strength steel bolts businesses of the both corporate groups.
・The companies are engaged in specific discussions regarding an alliance between Sumitomo Seiatsuhin Kogyo Co., Ltd., and Shinko Bolt, Ltd., in the field of high-strength steel bolt production.
(b)Sumitomo Metals will begin to consign the production of stainless steel boiler tubes for coal-fired power-generation boilers to the Kobe Steel Group.
・Consignment of production of stainless steel boiler tubes for coal-fired power-generation boilers from Sumitomo Metals to KOBE SPECIAL TUBE CO., LTD., a member of the Kobe Steel Group, will begin in the first quarter of fiscal year 2008.
(c)The companies are studying expansion of consignment of titanium hot-rolling by Sumitomo Metals to Kobe Steel.
・Specific consideration is being given to arrangements under which Sumitomo Metals would expand the consignment of titanium hot-rolling to Kobe Steel.

For further information, please contact:

Nippon Steel Corporation
Public Relations Center

+81-3-3275-5021,5022,5023

Sumitomo Metal Industries, Ltd.
Public Relations Group, Public Relations and IR Dept.
+81-3-4416-6115

Kobe Steel, Ltd.
Publicity Group, Secretariat and Publicity Dept.
+81-3-5739-6010

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